[Letterhead of American Express]

December 17, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Hughes Bates

Re:	American Express Receivables Financing Corporation III LLC
American Express Receivables Financing Corporation IV LLC
American Express Credit Account Master Trust
Form SF-3 Registration Statement
File Nos. 333-205964; 333-205964-01 and 333-205964-02

Dear Mr. Bates:

On behalf of American Express Receivables Financing Corporation III LLC, American Express Receivables Financing Corporation IV LLC and American Express Credit Account Master Trust, the undersigned hereby request that the effective date of the above-referenced Form SF-3 Registration Statement be accelerated to 4:00 p.m. on December 21, 2015, or as soon thereafter as practicable.

The registrants acknowledge that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Very truly yours,

American Express Receivables Financing Corporation III LLC

By:	/s/ Denise D. Roberts
Name: Denise D. Roberts
Title: President

American Express Receivables Financing Corporation IV LLC

By:	/s/ Denise D. Roberts
Name: Denise D. Roberts
Title: President